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                                                                     EXHIBIT 4.2
                                                                     -----------

THIS DOCUMENT CONSTITUTES PART OF A PROSPECTUS COVERING SECURITIES THAT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933.












                         C-CUBE MICROSYSTEMS
                EMPLOYEE SAVINGS AND INVESTMENT PLAN
                      SUMMARY PLAN DESCRIPTION



                         THE SCHWAB PLAN-TM-

                  The Charles Schwab Trust Company
                  One Montgomery Street, 7th Floor
                       San Francisco, CA 94104

                Schwab Retirement Plan Services, Inc.
                   320 Springside Drive, Suite 350
                          Akron, Ohio 44333









-C-1996 The Charles Schwab Corporation. All rights reserved. Schwab Retire Plan Services, Inc. and Charles Schwab & Co., Inc. are wholly owned subsidiaries of
                      The Charles Schwab Corporation.

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INTRODUCTION

C-Cube Microsystems Inc. has amended your 401(k) Profit Sharing Plan as of January 1, 1997. The amended Plan continues to be for the exclusive benefit of eligible employees and their beneficiaries.

We all need to plan for the future, especially for our retirement. We hope this plan will play a part in helping you to achieve financial security in the coming years.

This booklet is a brief description of the main provisions and features of the Plan and of your rights, obligations and benefits under the Plan. Please read it carefully to obtain a good understanding of the benefits that are being provided to you.

If you have any questions about the Plan that this booklet does not answer, you should contact the Plan Administrator for a further explanation.

You may also want to review the complete Plan, which is a lengthy legal document. The complete Plan document is available for inspection by you, your beneficiaries, or your legal representative at any reasonable time. In the event of any discrepancy between this Summary Plan Description and the actual provisions of the Plan, the Plan document will control.

ELIGIBILITY

You become eligible to participate in the Plan on the January 1, April 1, July 1 or October 1 following your first day of employment.

Leased employees, nonresident aliens receiving no U.S. source income and employees whose terms of employment are governed by a collective bargaining agreement are not eligible to participate in the Plan.

YOUR VOLUNTARY 401(k) CONTRIBUTIONS

You may defer a portion of your pay (calculated before deductions for federal income taxes are made). This means that you will pay less income tax by participating in the 401(k) Plan.

You defer in whole percentages from 1% to 20% of your compensation. Generally, no employee may contribute more than $9,500 (adjusted for inflation) in the 1997 calendar year.

PAYROLL DEDUCTIONS

You indicate the percentage of your pay you want to contribute. Then, each time you are paid, the amount you have selected is automatically taken out of your paycheck and deposited into your 401(k) account. You contribute a percentage of your pay, not a fixed dollar amount.

CHANGING YOUR DEDUCTION AMOUNT

You may change the percentage you are contributing to the Plan at any time. Any change will become effective on the first day of the following calendar quarter.

Changes in your deduction amount are made via the SchwabPlan-TM- Hotline. Operator assistance, if desired, is available Monday through Friday, 7:00 a.m. to 11:00 p.m. EST.

C-CUBE MICROSYSTEMS INC. MATCHING
CONTRIBUTIONS

C-Cube Microsystems Inc. will make Matching Contributions equal to a discretionary percentage of your Voluntary 401(k) Contributions to be determined on a quarterly basis.

You must be actively employed on the last day of a calendar year quarter in order to receive the matching contribution made for that quarter.

VESTING

Vesting is your ownership in and right to the value of your account. You are always 100% VESTED in your own contributions, matching contributions and their earnings.

DISTRIBUTIONS

You may receive a distribution of your vested account balance when you terminate employment. Distributions to disabled, retired or terminated participants and beneficiaries of deceased participants will be made as soon as administratively possible.

Distributions from the Plan are made exclusively in the form of a single lump-sum payment in cash or in property.

PRE-RETIREMENT DISTRIBUTIONS

You may be entitled to receive a pre-retirement distribution if you have reached age 59 1/2. However, any distribution will reduce the value of the benefits you will receive at normal retirement. This distribution is made at your election.

Your Employer will provide at your request appropriate forms and related information.

TAXES ON DISTRIBUTIONS

Whenever you receive a distribution from your Plan, it will normally be subject to income taxes. You may, however, reduce, or defer entirely, the tax due on your distribution through use of one of the following methods:

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a)  The rollover of all or a portion of the distribution to an Individual
Retirement Account (IRA) or another qualified employer plan. This will result in no tax being due until you begin withdrawing funds from the IRA or other qualified employer plan. The rollover of the distribution, however, MUST be made within strict time frames (normally, within 60 days after you receive your distribution). Under certain circumstances all or a portion of a distribution may not qualify for this rollover treatment. In addition, most distributions will be subject to mandatory federal income tax withholding at a rate of 20%. This will reduce the amount you actually receive. For this reason, if you wish to rollover all or a portion of your distribution amount, the direct transfer option described in paragraph b) below would be the better choice.

b) You may request for most distributions that a direct transfer of all or a portion of your distribution amount be made to either an Individual Retirement Account (IRA) or another qualified employer plan willing to accept the transfer. A direct transfer will result in no tax being due until you withdraw funds from the IRA or other qualified employer plan. Like the rollover, under certain circumstances all or a portion of the amount to be distributed may not qualify for this direct transfer. If you elect to actually receive the distribution rather than a direct transfer, then in most cases 20% of the distribution amount will be withheld for federal income tax purposes.

c) The election of favorable income tax treatment under "10-year forward averaging" or "5-year forward averaging."

Due to complexities involved with income taxation, you are encouraged to consult with a professional tax advisor when you receive a distribution from the Plan.

NORMAL RETIREMENT

You are eligible for Normal Retirement upon attainment of age 65.

EARLY RETIREMENT

You are eligible for Early Retirement upon attainment of age 55.

INVESTMENT FUND OPTIONS

Your Employer makes available various mutual funds from which you may make your investment selections. These funds will differ in potential investment return and risk. Your Employer may change the funds available to you from time to time. You will be notified when any change occurs.

INVESTMENT FUND DIRECTION

You direct the investment of your accounts in multiples of 5%. The investment alternatives differ in the level of potential investment earnings and risk.

In the future, you may change your investment selections or transfer your existing balances so that a new "mix" of investments is selected. Future investment changes may be made at any time. Realignments of existing funds, between options, may be elected at any time. Both future changes and realignments are executed through a toll free telephone number.

A NOTE ABOUT RISK

C-Cube Microsystems Inc. has made available the different investment funds in the hope of meeting the various savings and investment goals for all Participants. As you make your investment choices, keep in mind that there is risk involved. The funds differ in growth potential and risk.

Pursuant to Department of Labor Regulation 2550.404(c)-1(b)(2)(i)(B)(1)(i), this Retirement Plan is intended to qualify as an ERISA 404(c) Plan that relieves plan fiduciaries of liability for any investment losses that result from investment directions made by Plan Participants.

Related to a "404(c) Plan," investment instructions for new Participants shall be in written form and directed to the Plan Administrator. Thereafter, and for all other Participants, all investment instructions shall be made through an automated voice response unit which is available to all Participants. The Plan Administrator shall provide Participants with appropriate procedural instructions needed to access and operate the automated voice response unit.

The Plan Administrator or its representative will provide at the request of a Participant who has provided investment instructions, a reasonable and timely opportunity to obtain written confirmation of such investment instructions.

The Plan Administrator or its designated agents shall be the party responsible for providing the "Required Disclosures" and "Optional By Request" information on the available investment alternatives as described by Department of Labor Regulations 2550.404(c).

EMPLOYEE ACCOUNT STATEMENTS

You will receive a statement quarterly. Your statement will illustrate your investment choice(s), any contributions received by the Plan during that quarter, investment gains or losses, ending fund balances and your vesting percentage.

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TOLL FREE TELEPHONE SERVICE

Each Participant will be assigned a Personal Identification Number (PIN). Using your Social Security number and your assigned PIN, you will be able to access The SchwabPlan-TM- Hotline.

Through the ease of touch-tone technology, The SchwabPlan-TM- Hotline offers your immediate access to your account information, 24 hours a day, seven days a week.

You can check either your account balance, or each individual fund balance. It is also possible to change the manner in which your Future Contributions will be invested, or make an investment Fund Transfer. Participant loan information is also readily available through The SchwabPlan-TM- Hotline.

FINANCIAL HARDSHIP WITHDRAWALS

The Administrator may direct the Trustee to distribute part or all of your 401(k) salary deferrals in the event of immediate and heavy financial need. This hardship distribution is not in addition to your other benefits and will therefore reduce the value of the benefits you will receive at normal retirement.

Withdrawal will be authorized only if the distribution is to be used for one of the following purposes:

(a) The payment of medical expenses (described in Section 213(d) of the Internal Revenue Code) incurred by you, your spouse or your dependent;

(b) The purchase (excluding mortgage payments) of your principal residence;

(c) The payment of tuition for the next year of post-secondary education for yourself, your spouse or dependent;

(d) The need to prevent your eviction from your principal residence or foreclosure on the mortgage of your principal residence.

In addition, a distribution will be made from these accounts only if you certify and agree that all of the following conditions are satisfied:

(a) The distribution is not in excess of the amount of your immediate and heavy financial need;

(b) You have obtained all distributions, other than hardship distributions, and all nontaxable loans currently available under all plans maintained by your Employer;

(c) Your elective contributions and employee contributions will be suspended for at least twelve (12) months after your receipt of the hardship distribution; and

(d) You will not make elective contributions for your taxable year immediately following the taxable year of the hardship distribution, except to the extent permitted by the Plan.

Since a 401(k) Plan has significant tax and savings advantages, the Internal Revenue Service imposes restrictions on withdrawals. Distributions prior to age 59 1/2, disability or death may be subject to a 10% federal tax penalty. You are urged to consult with your personal tax advisor prior to requesting a distribution.

PARTICIPANT LOANS

There are various rules and requirements that apply for any loan. These rules are outlined in this Section. In addition, your Employer has established a written loan program which explains these requirements in detail. You can request a copy of the loan program from the Plan
Administrator.

You may apply to the Plan Administrator for a loan from the Plan. Your application must be in writing on forms which the Plan Administrator makes available via The SchwabPlan-TM- Hotline.

The Plan Administrator may also request that you provide additional information such as financial statements, tax returns and credit reports.

After reviewing your application, the Plan Administrator may, in its discretion, determine that you qualify for the loan. The Plan Administrator will then inform the Trustee that you qualify. The Trustee may review the Plan Administrator's determination and make a loan to you if it is a prudent investment for the Plan.

Loans will be available to all participants on a uniform and non-discriminatory basis. All loans must be adequately secured. Loans are available exclusively from your vested account which will be the source of security for the loan.

The minimum loan amount is $1,000. A Participant may have a maximum of one outstanding loan at any time.

The maximum loan is one half of your vested account balance or $50,000, if lesser, reduced by the highest outstanding balance of Plan loans during the prior one-year period.

Loans are repaid through payroll deduction over a maximum term of five years. Loans which are applied to purchase a principal residence may be repaid over a longer period not to exceed fifteen years. All loans will bear a reasonable rate of interest similar to what a bank or other professional lender would charge for making a loan in a similar circumstance. Since loans in this Plan are considered a directed investment, your

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principal and interest payments will be credited to your account.

If you fail to make payments when they are due under the loan, you will be considered to be "in default." The Trustee would then have the authority to take all reasonable actions to collect the balance owing on the loan. This could include filing a lawsuit or foreclosing on the security for the loan. Under certain circumstances, a loan that is in default may be considered a distribution from the Plan, and could result in taxable income to you. In any event, your failure to repay a loan will reduce the benefit you would otherwise be entitled to from the Plan.

All costs associated with establishing and maintaining a participant loan will be charged directly to your account as an investment expense of engaging in a participant loan (Est. - $50, Adm. - $10 per quarter).

Additional loan information, including the ability to apply for a loan, is available by calling The SchwabPlan-TM- Hotline.

ROLLOVERS AND TRANSFERS

You may be eligible to rollover or transfer a distribution you receive from another employer's plan into this Plan. Your Employer will provide at your request appropriate forms and related information.

NAMING A BENEFICIARY

When you enroll, you name a person(s) to receive your account values in the event of your death. You may change your beneficiary at any time by requesting a new beneficiary form.

If your death occurs while still employed with the Company, your account balance will become 100% vested and be paid to your beneficiary. Generally, if you are married, your spouse is by law the primary beneficiary unless you designate otherwise and your spouse agrees to a different beneficiary by signing a notarized statement that is part of your enrollment forms.

ADMINISTRATION OF THE PLAN

Although C-Cube Microsystems Inc. is responsible for the administration of the Plan, we have retained Schwab Retirement Plan Services, Inc. to assist us. Schwab Retirement Plan Services, Inc. specializes in retirement plan consulting and administration. The Firm has experience in providing services for over one thousand employers nationwide.

Schwab Retirement Plan Services, Inc. provides the recordkeeping, accounting and toll free telephone exchange features of the Plan.

Schwab Retirement Plan Services, Inc. will also assist us in preparing reporting forms that are filed each year with the Internal Revenue Service and the Department of Labor. These government agencies monitor the operation of all retirement plans.

If the Plan becomes top heavy, certain non-key employees will be provided with a minimum contribution. The Plan Administrator will notify you if the Plan is or else ever becomes top heavy.

Your benefits are not guaranteed by the Pension Benefit Guaranty Corporation
(PBGC). Benefits are not guaranteed because only certain defined benefit pension plans are eligible for PBGC coverage. This Plan is a defined contribution plan. That means your benefits from this Plan are based on the value of your account balance.

As a general rule, your account may not be used as collateral, given away or attached by your creditors. There is an exception, however, that permits a court to order the Plan Administrator to recognize your obligations as a result of court ordered child or spousal support or alimony payments. If such a domestic relations order is received by the Plan Administrator, all or a portion of your account may be used to satisfy the obligation.

The Company intends to maintain the Plan indefinitely. However, it is always possible that something could happen to make it necessary for the Company to terminate the Plan. If this happens, all Participants will automatically become fully vested and entitled to their total account balance under the Plan.

The Company may amend the Plan at any time provided that the amendment will not either (a) cause assets of the Plan to be used for purposes other than the exclusive benefit of Participants and their beneficiaries, or (b) cause any reduction in the amount credited to your account balance.

In order to terminate or amend the Plan, the Board of Directors of the Company must resolve to do so and advise you in writing of such resolution. Unless otherwise required by law, any such written notice shall be provided to you subsequent to the effective date of any such termination or amendment.

YOUR RIGHTS UNDER ERISA

As a Participant in the Plan you are entitled to certain rights and protections under the Employee Retirement Income Security Act of 1974 ("ERISA"). ERISA provides that all Plan Participants shall be entitled to:

(a) Examine, without charge, at the Plan Administrator's office and at other specified locations such as worksites and union halls, all Plan documents, including insurance contracts, collective bargaining agreements and copies of all documents filed by the

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Plan with the U.S. Department of Labor, such as detailed annual reports and
Plan descriptions. In addition, a list of any other employers who have adopted this plan and their IRS Identification Numbers is available on request.

(b) Obtain copies of all Plan documents and other Plan information upon written request to the Plan Administrator. The Plan Administrator may make a reasonable charge for copies.

(c) Receive a summary of the Plan's annual financial report. The Plan Administrator is required by law to furnish each Participant with a copy of this summary annual report.

(d) Obtain a statement telling you what your benefits would be at Normal Retirement Age if you stop working under the Plan now. THIS STATEMENT MUST BE REQUESTED IN WRITING AND IS NOT REQUIRED TO BE GIVEN MORE THAN ONCE A YEAR. The Plan will provide this statement free of charge.

In addition to creating rights for Plan Participants, ERISA imposes duties upon the people who are responsible for the operation of the employee benefit plan. The people who operate your Plan, called "fiduciaries" of the Plan, have a duty to do so prudently and in the interest of you and other Plan Participants and beneficiaries. No one, including your Employer, your union, or any other person, may fire you or otherwise discriminate against you in any way to prevent you from obtaining a benefit or exercising your rights under ERISA.

If your claim for benefit is denied in whole or in part You must receive a written explanation of the reason for the denial. You have the right to have the Plan Administrator review and reconsider your claim.

Under ERISA, there are steps you can take to enforce the above rights. For instance, if ;you request materials from the Plan Administrator and do not receive them within 30 days, you may file suit in a federal court. In such a case, the court may require the Plan Administrator to provide the materials and pay you up to $100 a day until you receive the materials, unless the materials were not sent because of reasons beyond the control of the Plan Administrator. If you have a claim for benefits which is denied or ignored, in whole or in part, you may file suit in a state or federal court.

If it should happen that Plan fiduciaries misuse the Plan's money, or if you are discriminated against for asserting your rights, you may seek assistance from the U.S. Department of Labor, or you may file suit in a federal court. The court will decide who should pay court costs and legal fees. If you are successful, the court may order the person you have sued to pay these costs and fees. If you lose, the court may order you to pay these costs and fees if, for example, it finds your claim is frivolous. If you have any questions about your Plan, you should contact the Plan Administrator. If ;you have any questions about this statement or about your rights under ERISA, you should contact the nearest Area Office of the U.S. Labor-Management Services Administration, Department of Labor.

CLAIMS PROCESS

Benefits will be paid to Participants and their beneficiaries without the necessity of formal claims. You or your beneficiaries may make a request for any Plan benefits to which you believe you are entitled. Any such request should be in writing and should be made to the Plan Administrator.

Your request for Plan benefits will be considered a claim for Plan benefits, and it will be subject to a full and fair review. Claims for benefits that are insured will be reviewed in accordance with procedures contained in the insurance contracts and policies. If a claim under the Plan is denied in whole or in part, you or your beneficiary will receive written notification. The notification will include the reasons for the denial, with reference to the specific provisions of the Plan on which the denial was based, a description of any additional information needed to correct the claim, and an explanation of the claims review procedure. If we fail to respond within 90 days, your claim is treated as denied.

You or your beneficiary may file a written request for review of the claim to the Plan Administrator. ANY REQUEST FOR REVIEW OF A DENIED CLAIM MUST BE FILED WITHIN 60 DAYS AFTER YOU RECEIVE THE WRITTEN NOTICE OF DENIAL OF YOUR CLAIM.

Any such request should be accompanied by documents or records in support of your appeal. You or your beneficiary may review pertinent documents and submit issues and comments in writing. The Plan Administrator will review the claim and provide, within 60 days, a written response to the appeal. (This period may be extended an additional 60 days under certain circumstances.) In this response, the Plan Administrator will explain the reason for the decision, with specific reference to the provisions of the Plan on which the decision was based. The Plan Administrator has the exclusive right to interpret the appropriate Plan provisions. Decisions of the Plan Administrator are conclusive and binding.

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OTHER IMPORTANT INFORMATION

Plan Sponsor &                     C-Cube Microsystems Inc.
Plan Administrator:                1778 McCarthy Boulevard
                                   Milpitas, CA 95035
                                   (408) 944-6300

Sponsor's IRS Number:   77-0192108

(The Plan Administrator keeps the records for the Plan and is responsible for the administration of the Plan.)

Participating Employer:            DiviCom, Inc.
                                   1708 McCarthy Boulevard
                                   Milpitas, CA 95035
                                   (408) 944-6700
                                   94-3177715

Plan Number:                       001

Plan Year:                         January 1 to December 31

Trustee:                           The Charles Schwab Trust Company
                                   One Montgomery Street
                                   7th Floor
                                   San Francisco, CA 94104
                                   (415) 403-4519

(The Plan's Trustee has been designated to hold and invest Plan assets in a trust fund for the benefit of you and other Plan Participants. This trust fund will be the funding medium used for the accumulation of assets from which benefits will be distributed.)

Service of Legal Process:    Plan Administrator

(Service of legal process may also be made upon the Trustee or Plan Sponsor.)

Summary Plan Description Dated:   December 9, 1996

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